EXHIBIT 99.4
Media Release
Rio Tinto partners with Aymium to trial renewable biocarbon product
21 November 2023

MONTREAL, Canada – Rio Tinto and Aymium have partnered to develop and trial a renewable biocarbon product for use as an alternative resource to reduce emissions in large scale industrial processes.

The product has been successfully trialled as a replacement for anthracite used in ilmenite smelting processes at Rio Tinto’s metallurgical complex in Sorel-Tracy, a world leading producer of high-grade titanium dioxide feedstock as well as iron and steel for specialised applications.

In a strengthening of the partnership, Rio Tinto has made a further equity investment in Aymium following its participation in a funding round in 2022. The second investment is part of Rio Tinto’s support for innovations needed to meet its 2030 emission reduction targets and deliver lower carbon supply chains.

The partners will now be working together on options for large-scale production of a biocarbon product.

Rio Tinto Minerals Chief Executive Sinead Kaufman said: “We are delighted to work with Aymium to develop and trial this renewable biocarbon product that has real potential as an alternative, low carbon resource for our processes. We are investing to deepen our partnership, as part our commitment to finding better ways to decarbonise our operations and the supply chains we are part of.”

Aymium CEO James Mennell said: “Our mission is to accelerate the transition away from fossil fuels and minimize our environmental impact. We are delighted about Rio Tinto’s follow-on investment as it will further advance our global mission to create bioproducts with enhanced performance and achieve ambitious emissions reduction targets.”

Funds from this investment will be directed towards advancing the construction of Aymium’s new production facilities in North America and supporting their Research and Development initiatives.

Notes to editors
Aymium produces high-value biocarbon and biohydrogen products that can be used to immediately replace fossil fuels in the production of metals, energy, crops, and in the purification of water and air with no modifications to equipment or processes. Produced using sustainably sourced biomass – recovered and unusable wood – Aymium’s bioproducts are renewable, carbon-negative and they replace emission-heavy fossil fuels such as coal and coke. Aymium’s leading technology is backed by more than 350 issued or pending patents on a global basis. Aymium is headquartered in Minnesota.

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This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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